AQUEDUCT CAPITAL GROUP, LLC

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2024

AQUEDUCT CAPITAL GROUP, LLC

REPORT PERSUANT TO RULE 17a-5(d)

DECEMBER 31, 2024

AQUEDUCT CAPITAL GROUP, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2024

CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-66464

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Aqueduct Capital Group, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2820 Selwyn Avenue, Suite 550
(No. and Street)

Charlotte	NC	28209
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Blake Wilcox	704-973-9928	bwilcox@aqueductcap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Forvis Mazars, LLP
(Name – if individual, state last, first, and middle name)

4350 Congress St., Suite 900	Charlotte	NC	28209
(Address)	(City)	(State)	(Zip Code)

10/16/2003	686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frank H. Edwards, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Aqueduct Capital Group, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

EMILY R DICKS
NOTARY
My Comm. Exp.
21 JAN 2029
PUBLIC
MECKLENBURG COUNTY, NC

Notary Public

Signature:

Title:
Chief Compliance Officer

This filing contains (check all applicable boxes):**

■ (a) Statement of financial condition.
☐ (b) Notes to consolidated statement of financial condition.
■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
■ (d) Statement of cash flows.
■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
■ (g) Notes to consolidated financial statements.
■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
■ (z) Other: Schedule of SIPC assessments and payments

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Forvis Mazars, LLP
4350 Congress Street, Suite 900
Charlotte, NC 28209
P 704.367.7020 | F 704.367.7760
forvismazars.us

Report of Independent Registered Public Accounting Firm

To the Managing Member
Aqueduct Capital Group, LLC
Charlotte, NC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Aqueduct Capital Group, LLC (the "Company") as of December 31, 2024, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, and Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control for Brokers and Dealers Pursuant to Rule 15c3-3 (“supplemental information”) have been subjected to audit procedures performed in conjunction with the audit of the Company’s financial statements. The supplemental information is the responsibility of the Company’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Forvis Mazars, LLP

We have served as the Company’s auditor since 2022.
Charlotte, North Carolina
February 28, 2025

AQUEDUCT CAPITAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

Cash and cash equivalents	$ 1,338,800
Accounts receivable	34,013
Fees receivable, net	20,868,982
Fixed assets, net	74,039
Right-of-use asset, net	345,903
Deposits	17,507
Due from employees	2,549
TOTAL ASSETS	$ 22,681,793

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Accrued expenses	$ 185,745
Accrued compensation & payroll taxes	99,550
Commission payable	60,156
Lease liability	405,309
Due to employees	40,162
TOTAL LIABILITIES	790,922
MEMBER'S EQUITY:	21,890,871
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 22,681,793

The accompanying notes are an integral part of these financial statements.

AQUEDUCT CAPITAL GROUP, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2024

REVENUE:		
Fee income	$	17,085,774
Interest income		660,699
TOTAL REVENUE		17,746,473
EXPENSES:		
Salaries		8,401,938
Office expenses		254,277
Travel and Entertainment		926,708
Technology support		211,896
Guaranteed payments		1,772,936
Meals and lodging		301,831
Rent		570,847
Payroll taxes		319,264
Loss on disposal of fixed assets		2,925
Registration, regulatory and compliance fees		166,820
Professional fees		367,970
Health insurance		190,419
Depreciation		41,670
Other expenses		180,336
TOTAL EXPENSES		13,709,837
OPERATING INCOME		4,036,636
OTHER INCOME (Rental income)		210,752
NET INCOME	$	4,247,388

The accompanying notes are an integral part of these financial statements.

AQUEDUCT CAPITAL GROUP, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2024

Member's equity - December 31, 2023	$22,643,483
Distributions	(5,500,000)
Contributions	500,000
Net income	4,247,388
Member's equity - December 31, 2024	$21,890,871

The accompanying notes are an integral part of these financial statements.

AQUEDUCT CAPITAL GROUP, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2024

Cash flows provided by operating activities:		
Net income		$ 4,247,388
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	41,670	
Loss on disposal of assets	2,925	
Net change in operating assets and liabilities:		
Increase in fees receivable	(576,275)	
Increase in accounts receivable	(9,556)	
Decrease in due to employee	43,807	
Increase in deposits	(2,980)	
Increase in accrued expenses	53,626	
Increase in accrued compensation & payroll taxes	48,705	
Decrease in lease liability	(55,369)	
Increase in commission payable	60,156	
Total adjustments		(393,291)
Net cash provided by operating activities		3,854,097
Cash flows used in investment activities:		
Fixed assets: purchased		(19,763)
Net cash used in investment activities		(19,763)
Cash flows used in financing activities:		
Member contributions		500,000
Member distributions		(5,500,000)
Net cash used in financing activities		(5,000,000)
Net change in cash and cash equivalents		(1,165,667)
Cash and cash equivalents at December 31, 2023		2,504,467
Cash and cash equivalents at December 31, 2024		$ 1,338,800

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization:

Aqueduct Capital Group, LLC (the "Company") was formed on January 9, 2004, in the State of Delaware as Alphalink Partners, LLC. Pursuant to the terms of an Assignment of Membership Interest and Admission Agreement dated September 2, 2004, the original members assigned their interests in the Company to the sole member, Aqueduct Capital Holdings, LLC, and ceased to be members of the Company. The Company changed its name on February 23, 2006. The Company will continue indefinitely unless terminated sooner by the sole member.

The Company is registered with the Securities and Exchange Commission ("SEC") as a broker/dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company is an alternative asset placement agent with offices across the United States that facilitate capital-raising for alternative asset fund managers.

The Company does not carry customer accounts and does not receive, deliver, or hold cash or securities in connection with customers.

Basis of Accounting:

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounting standards that have been issued or proposed by the FASB or other standard-setting bodies are not expected to have a material impact on the Company's financial condition, results of operations or cash flows.

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of acting as a placement agent, marketing private placement securities. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Revenue Recognition:

The Company earns placement fee revenue from its contracts with customers. These fees are primarily earned upon substantial completion of the performance obligations in the contract. Fee revenue is calculated as a percentage of committed capital raised by the Company. Fee revenue is generally paid over a period ranging from two to five years. The review of the contract's performance obligations in the contract determines the transaction price. The transaction price is allocated to the performance obligations in the contract, then revenue is recognized when (or as) the Company satisfies a performance obligation. Related contract assets as of December 31, 2023 were $20,292,707. Related contract assets for the year ended December 31, 2024 were $20,868,982.

The Company also earns revenue as a percentage of the management and performance fees paid to fund managers from the Company's customers. These percentages are negotiated and agreed to in contracts with fund managers. This revenue is recognized when payments are received.

Interest income is derived from outstanding fees with customers and calculated per the terms of the contract.

The Company has certain subleases with tenants in its main office in Charlotte, North Carolina which generated $210,752 of rental income during 2024.

Cash and Cash Equivalents:

For the purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

The Company maintains cash in bank deposit accounts which at times exceeds the federally insured limits. The Company has not experienced any losses in these accounts.

Allowance for Credit Losses:

The Company has fees receivable of $20,868,982. The Company did not find the collection of any of its fees receivable to be in doubt during the year.

Concentrations:

The Company's accounts receivables and revenue represent amounts due from a diverse group of customers, and the Company consistently acquires new customers each year, which helps to mitigate the potential material risk associated with reliance on any single customer. However, there are instances of concentration where a portion of the Company's receivables and revenues may be attributed to a limited number of customers.

The Company had certain customers whose accounts receivable balances individually represented 10% or more of the Company’s total fees receivable, as follows: For the year ended December 31, 2024, one customer accounted for 17% of fees receivable, one customer accounted for 16% of fees receivable, while another customer accounted for 14% of fees receivable.

The Company's revenue streams also exhibit some concentration, with a portion of total revenue derived from certain customers.

The Company had certain customers whose revenue individually represented 10% or more of the Company’s total revenue, as follows: For the year ended December 31, 2024, one customer accounted for 22% of revenue, one customer accounted for 11% of revenue, and another customer accounted for 10% of revenue. It's noteworthy that our customer base typically evolves over a 12-18 month period, with new clients regularly contributing to our revenue streams. Therefore, while certain customers may represent significant portions of revenue in a given year, our business model is designed to continually attract and engage a diverse range of clients, reducing dependency on any single customer.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1 (and the rule of the 'applicable' exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). On December 31, 2024, the Company had net capital of $893,781 which was $864,113 in excess of its required net capital of $29,668. The Company's net capital ratio was 0.50 to 1.

NOTE 3 - INCOME TAXES

The Company is not subject to income taxes. The member reports its distributive share of realized income or loss on its own tax return. However, the Company does file tax returns in which it recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes.*

Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company is no longer subject to federal, state, or local tax examinations by authorities for years before 2021.

NOTE 4 - COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit as of December 31, 2024 or during the year then ended.

NOTE 5 - LONG-TERM DEBT

The Company had no long-term debt on its balance sheet during 2024.

NOTE 6 - LEASES

The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments.

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease incentives, lease modifications or reassessments.

The Company's leases are comprised primarily of rental office space. The Company has performed an assessment of its contracts related to the leased office space and determined they are operating lease

The lease liabilities are measured at the lease commencement date and determined using the present value of the minimum lease payments not yet paid and the Company's incremental borrowing rate, which approximates the rate at which the company would borrow. The interest rate implicit in the lease is generally not determinable in transactions where the Company is the lessee.

The Company has operating leases for our corporate offices and certain equipment. Leases have remaining lease terms of 7 months, to 1 year and 5 months, some of which include options to extend the leases for up to 5 years. The weighted average remaining lease term is 14 months. None of the tests were met to qualify as financing leases; all of the Company's leases are operating leases. To calculate the value of these leases, payments, concessions, and fees were considered. An incremental borrowing rate of 5% or 8% was used, based on prevailing market rates at the time of commencement. The weighted average incremental borrowing rate across all leases is 6%.

Maturities of lease liabilities

Maturity Analysis

	Operating Leases	
2025	$	341,950
2026	$	76,938
Total lease payments	$	418,888
Amounts representing interest	$	(13,579)
Present value of net future minimum lease payments	**$**	**405,309**

NOTE 7 - BENEFITS

The Company participates in a 401(k)-profit sharing plan covering substantially all its employees. The plan includes employee contributions and discretionary employer contributions. The Company is not required to make contributions; however, the Company paid $159,819 to the plan for the year ended December 31, 2024. This amount is included in "Salaries" in the Statement of Operations.

NOTE 8 - FIXED ASSETS

Fixed Assets are stated at cost, less accumulated depreciation. Depreciation is based on the straight-line method over the estimated useful lives of the assets. Furniture and equipment are depreciated using the straight-line method with useful lives ranging from five to seven years.

Fixed assets consist of the following:

Furniture, Equipment, and Leasehold Improvements	$ 638,296
Total Cost	638,296
Less: Accumulated Depreciation	(564,257)
Net Fixed Assets	$ 74,039

Depreciation expense for the year ended December 31, 2024 was $ 41,670.

NOTE 9 - GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others. The Company has issued no guarantees effective as of December 31, 2024, or during the year then ended

NOTE 10 - RELATED PARTY TRANSACTIONS

The Company has entered into an agreement with a related party for the use of their consulting services on a monthly basis with payments in the form of guaranteed payments of a minimum of $44,000 per month, for a total of $528,000 during 2024.

NOTE 11 - SUBSEQUENT EVENTS

Subsequent events have been evaluated and no events have been identified which require disclosure through issuance date.

SUPPLEMENTARY INFORMATION

AQUEDUCT CAPITAL GROUP, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2024

Member's equity		$21,890,871
Non-allowable assets:		
Accounts receivable	34,013	
Fees receivable, net	20,868,982	
Deposits	17,507	
Due from employees	2,549	
Fixed assets, net	74,039	
Less: total non-allowable assets		(20,997,090)
NET CAPITAL		$ 893,781
Minimum net capital (the greater of $5,000 or 6 2/3% of aggregate indebtedness)		29,668
EXCESS NET CAPITAL		$ 864,113
Aggregate indebtedness:		
Accrued expenses	345,451	
Due to employees	40,162	
Lease liability, net of lease asset	59,406	
Total aggregate indebtedness		$ 445,019
Ratio of aggregate indebtedness to net capital		0.50 to 1
Net capital as reported in the Company's filing of the unaudited X-17A-5 Part IIA filed on January 28, 2025		$ 893,781

NOTE: The Company does not have any differences in this net capital computation compared to its fourth quarter net capital filing.

AQUEDUCT CAPITAL GROUP, LLC
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2024

The Company will not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts. Accordingly, there are no items to report under the requirements of this Rule.

SUPPLEMENTARY REPORTS OF REGISTERED PUBLIC ACCOUNTING FIRM

Forvis Mazars, LLP
4350 Congress Street, Suite 900
Charlotte, NC 28209
P 704.367.7020 | F 704.367.7760
forvismazars.us

Report of Independent Registered Public Accounting Firm

To the Managing Member
Aqueduct Capital Group, LLC
Charlotte, NC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Aqueduct Capital Group, LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.17a-5, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to engaging in (1) private placements of securities, and (2) broker or dealer selling tax shelters or limited partnerships in primary distributions, and (3) the Company stated it did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company), did not carry accounts of or for customers, and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240.17a-5 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 CFR §240.17a-5.

Forvis Mazars, LLP

We have served as the Company's auditor since 2022.
Charlotte, North Carolina
February 28, 2025

Aqueduct Capital Group, LLC's Exemption Report
December 31, 2024

Aqueduct Capital Group, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to engaging in (1) private placements of securities, and (2) broker or dealer selling tax shelters or limited partnerships in primary distributions; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Aqueduct Capital Group, LLC

I, Frank H. Edwards, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Frank H Edwards
Title: Chief Compliance Officer

February 28, 2025

Forvis Mazars, LLP
4350 Congress Street, Suite 900
Charlotte, NC 28209
P 704.367.7020 | F 704.367.7760
forvismazars.us

Independent Registered Public Accounting Firm's Agreed-Upon Procedures Report on General Assessment Reconciliation (Form SIPC-7)

To the Managing Member
Aqueduct Capital Group, LLC
Charlotte, NC

We have performed the procedures included in Rule 17a-5(e)(4) under the *Securities Exchange Act of 1934* and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. Management of Aqueduct Capital Group, LLC (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. In addition, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2024, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company, and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Forvis Mazars, LLP

Charlotte, North Carolina
February 28, 2025

AQUEDUCT CAPITAL GROUP, LLC
SCHEDULE OF SIPC ASSESSMENTS AND PAYMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024

	Date Paid	Payments	Annual Assessment per Report
SIPC - 6 General Assessment	July 26, 2024	$ 14,837	$ -0-
SIPC - 7 General Assessment	February 21, 2025	$11,782	$30,216
Total		$30,216	$30,216